UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

August 11, 2026

___________________________

Commission File Number: 001-41676
____________________________________________

Himalaya Shipping Ltd.

(Translation of Registrant’s name into English)
____________________________________________

S.E. Pearman Building
2nd Floor 9 Par-la-Ville Road
Hamilton HM11
Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Yes ☒ No ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included in this Report on Form 6-K is our Unaudited Consolidated Financial Statements for the three and six months ended June 30, 2026.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (Registration Number 333-296769) filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2026, and into each prospectus that forms part of or supplements the foregoing registration statement, to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933, or filed or furnished by the Company under the Securities Exchange Act of 1934.

Exhibits.

Exhibit	Description
99.1	Unaudited Interim Financial Report for the three and six months ended June 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Himalaya Shipping Ltd.
(Registrant)

	By:	/s/ Lars-Christian Svensen
	Name:	Lars-Christian Svensen
Date: August 11, 2026	Title:	Chief Executive Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward Looking Statements

This report includes, and any other written or oral statements made by us in connection with this report may include forward-looking statements which are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All such statements other than statements of historical facts are forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “aim,” “believe,” “assuming,” “anticipate,” “could,” “expect,” “intend,” “estimate,” “forecast,” “project,” “likely to,” “plan,” “potential,” “will,” “may,” “should,” or other similar expressions. These forward-looking statements include statements about plans, objectives, goals, strategies, future events or performance, including outlook, prospects, statements about the benefits of our vessels, the terms of our charters and chartering activity, dry bulk industry trends and market outlook, including activity levels in the industry, expected trends, trends in the global fleet, expected demand for vessels and utilization of the global fleet and our fleet, fleet growth, and statements about our dividend objectives and plans, statements about expected tax treatment and other non-historical statements.

These forward-looking statements are not statements of historical facts and are based upon current estimates, expectations, beliefs, and various assumptions, many of which are based, in turn, upon further assumptions, and a number of such assumptions are beyond our control. These statements involve significant risks, uncertainties, contingencies and factors that are difficult or impossible to predict and are beyond our control, and that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements, including:

•general economic, political and business conditions;
•general dry bulk market conditions, including fluctuations in charter hire rates and vessel values;
•charter rates, operating days for our fleet and our ability to achieve charter rates above our break-even rate;
•changes in demand in the dry bulk shipping industry, including the market for our vessels;
•demand for the products our vessels carry and the status of projects, and timing and number of production of projects that produce iron ore and other products we ship;
•changes in the supply of dry bulk vessels;
•our ability to successfully re-employ our dry bulk vessels at the end of their current charters and the terms of future charters;
•changes in our operating expenses, including fuel or bunker prices, dry docking and insurance costs;
•compliance with, and our liabilities under governmental, tax, environmental and safety laws and regulations;
•changes in governmental regulation, tax and trade matters and actions taken by regulatory authorities;
•potential disruption of shipping routes due to accidents, hostilities or political events including risks relating to the military actions in the Middle East;
•our ability to refinance our debt and other obligations as they fall due;
•fluctuations in foreign currency exchange rates;
•potential conflicts of interest involving members of our board and management and our significant shareholder;
•the risk of a continued economic slowdown in China and other factors impacting demand from China;
•global economic and trade conditions, the impact of tariffs and trade wars, wars and geopolitical events and the risk of heightened geopolitical tensions, including the impact of military actions in the Middle East;
•changes in the size of the fleet or ton miles;
•the development of projects in Guinea and Brazil, including timing of completion of such projects, output of such projects and impact on ton miles and impact on the Capesize market;
•our ability to pay dividends and cash distributions, and the amount of dividends and cash distributions we ultimately pay;
•risks related to climate change, including climate-change or greenhouse gas related legislation or regulations and the impact on our business from climate-change related physical changes or changes in weather patterns, and the potential impact of new regulations relating to climate change, as well as the impact of the foregoing on the performance of our vessels;
•other factors that may affect our financial condition, liquidity and results of operations; and

•other risks described under “Item 3. Key Information - D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on March 12, 2026.

The foregoing factors that could cause our actual results to differ materially from those contemplated in any forward-looking statement included in this report should not be construed as exhaustive. Any forward-looking statements that we make in this report speak only as of the date of such statements and we caution readers of this report not to place undue reliance on these forward-looking statements. Except as required by law, we undertake no and expressly disclaim any obligation to update or revise any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made.

Management Discussion and Analysis of Financial Condition and Results of Operation

The following is a discussion of our financial condition and results of operations for the six months ended June 30, 2026 and 2025. Unless the context indicates otherwise, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. Unless otherwise indicated, all references to “$” in this report are to U.S. dollars. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2025.

Overview

We are a bulk carrier company with a fleet of 12 Newcastlemax dry bulk vessels in operation each with capacity in the range of 210,000 dwt. Our vessels are equipped with the latest generation dual fuel LNG technology, with fuel-saving devices and exhaust gas cleaning systems or “scrubbers”, which we believe make our vessels more fuel efficient, more cost effective, and environmentally friendly, as compared to older dry bulk vessels without similar features.

Six months ended June 30, 2026 and Recent Developments

See below a description of certain developments that have occurred in the six months ended June 30, 2026 and since June 30, 2026:

Equity issuance

In February 2026, in connection with the exercise of employee share options under our share option program, we issued 100,000 common shares, par value $1.00 each (“common shares”), at an exercise price of $6.76 per share.

In April 2026, in connection with the exercise of employee share options under our share option program, we issued 220,000 common shares at an exercise price of $6.70 per share.

In May 2026, in connection with the exercise of employee share options under our share option program, we issued 175,000 common shares at an exercise price of $6.49 per share.

Corporate matters

On April 1, 2026, we acquired an additional 4,200 shares in Peak Maritime Management AS (“Peak Maritime”) (formerly 2020 Bulkers Management AS) from 2020 Bulkers Ltd. for NOK 1.1 million, increasing our total ownership in Peak Maritime from 40% to 54%.

Cash distributions

In the six months ended June 30, 2026, we declared and paid total cash distributions of $0.68 per common share for a total of $31.9 million.

In July 2026, we declared and paid a cash distribution of $0.22 per common share for a total of $10.4 million.

In August 2026, we declared a cash distribution of $0.22 per common share for a total of $10.4 million.

Contributed surplus

On August 10, 2026, the shareholders, at a Special General Meeting, approved the transfer of $28.5 million to the Company’s Contributed Surplus Account from the Company's Share Premium account

Operating and Financial Review

Set forth below is selected financial information for the six months ended June 30, 2026 and 2025.

	Six months ended June 30,
(in $ millions)	2026	2025	Change	% Change
Total operating revenues	87.3	51.9	35.4	68.2%

Vessel operating expenses	(14.5)	(14.0)	(0.5)	3.6%
Voyage expenses and commission	(1.2)	(0.5)	(0.7)	140.0%
General and administrative expenses	(3.1)	(2.6)	(0.5)	19.2%
Depreciation and amortization	(14.6)	(14.6)	—	—%
Total operating expenses	(33.4)	(31.7)	(1.7)	5.4%
Operating income	53.9	20.2	33.7	166.8%
Total financial expenses, net	(24.3)	(25.5)	1.2	(4.7)%
Net income/(loss) before income taxes	29.6	(5.3)	34.9	(658.5)%
Income tax expense	—	—	—	—%
Net income/(loss)	29.6	(5.3)	34.9	(658.5)%

Six months ended June 30, 2026 compared with six months ended June 30, 2025

Total operating revenues:

Total operating revenues for the six months ended June 30, 2026 were $87.3 million, a $35.4 million increase compared to the six months ended June 30, 2025. The increase is mainly a result of higher average TCE earnings, gross, achieved in the six months ended June 30, 2026 of $41,500/day compared to $24,800/day in the six months ended June 30, 2025. The average Baltic 5TC 180 Capesize Index was $29,494 per day in the six months ended June 30, 2026 compared to $15,794 per day in the six months ended June 30, 2025. Following the consolidation of Peak Maritime from April 1, 2026, management fee revenues of $0.4 million was recognized in the six months ended June 30, 2026.

For a reconciliation of the average TCE earnings, gross to time charter revenues for the periods presented, please see "Non-GAAP Financial Measures"

Vessel operating expenses:

Vessel operating expenses for the six months ended June 30, 2026 were $14.5 million, a $0.5 million increase compared to the six months ended June 30, 2025. As a portion of the fleet is now more than 2 years old, certain expenses have increased such as spares by $0.2 million, service fees by $0.1 million and crew cost by $0.2 million in the six months ended June 30, 2026 compared to the corresponding six months in the prior year. The Company achieved an average vessel operating cost per day1 rate of $6,700 and $6,500 for the six months ended June 30, 2026 and 2025, respectively.

Voyage expenses and commission:

Voyage expenses and commission for the six months ended June 30, 2026 were $1.2 million, a $0.7 million increase compared to the six months ended June 30, 2025. This increase is primarily attributable to higher commission expenses associated with the increase in total operating revenues in the six months ended June 30, 2026. In addition, bunker costs increased by $0.3 million as a result of vessel re-deliveries in the six months ended June 30, 2026.

General and administrative expenses:

General and administrative expenses for the six months ended June 30, 2026 were $3.1 million, a $0.5 million increase compared to the six months ended June 30, 2025. The consolidation of Peak Maritime from April 1, 2026, resulted in a $0.9 million increase in payroll costs. This was partly offset by a reduction in management fees charged by Peak Maritime as these were eliminated upon consolidation in the three months ended June 30, 2026. Management fees in the six months ended June 30, 2025 amounted to $0.6 million.

Total financial expenses, net:

Total financial expenses, net, for the six months ended June 30, 2026 was $24.3 million, a $1.2 million decrease compared to the six months ended June 30, 2025. The decrease is mainly due to a lower interest expense as a result of a reduced average loan principal amount outstanding in the six months ended June 30, 2026 compared to the six months ended June 30, 2025, as a result of quarterly repayments under the sale and leaseback financings.

Net income

Net income was $29.6 million for the six months ended June 30, 2026 compared to a net loss of $5.3 million in the same period in 2025. This is primarily a result of the foregoing changes.

EBITDA: EBITDA increased by $33.7 million to $68.5 million for the six months ended June 30, 2026 compared to the same period in 2025. For a reconciliation of EBITDA to net income/(loss) for the periods presented, please see “Non-GAAP Financial Measures.”

Liquidity and Capital Resources

We operate in a capital-intensive industry and have primarily financed our newbuildings through a combination of equity capital and sale and leaseback financing. Since the delivery of our vessels, we have funded our working capital requirements from cash generated by operations, equity raises and drawings under our $10 million revolving credit facility with Drew Holdings Ltd. (the “Drew RCF”), under which drawings are only allowed until December 31, 2026, and amounts drawn must be repaid by December 31, 2027.

Our ability to generate adequate cash flows in the short and medium term depends substantially on the trading performance of our vessels, which is subject to the cyclical nature of the dry bulk market.

1 Average vessel operating cost per day is calculated by dividing vessel operating expenses by the number of calendar days in the period.

We expect continued volatility in dry bulk market rates for our vessels in the foreseeable future with a consequent effect on our short and medium-term liquidity.

Our short, medium and long-term liquidity requirements relate to funding working capital requirements and lease payments due under our sale and leaseback agreements. Sources of short-term liquidity include cash, payments from customers under charters, and amounts available under the Drew Holdings RCF. Our sale and leaseback agreements contain debt incurrence covenants, which could limit our ability to raise debt financing to meet liquidity or other capital requirements.

As of June 30, 2026, we had cash and cash equivalents of $34.8 million. Our cash and cash equivalents are held primarily in U.S. dollars.

Borrowing Activities

As of June 30, 2026, we had principal debt outstanding of $687.6 million, of which $13.1 million and $13.5 million are payable in the remaining six months of 2026 and the first six months of 2027, respectively.

As of June 30, 2026, we were in compliance with all our covenants under our financing arrangements. See Note 13 - Debt in our unaudited consolidated financial statements included herein for additional information.

As of June 30, 2026, cash and cash equivalents included $12.3 million which the Company is required to maintain as a minimum cash balance for all eight vessels in total under the sale and leaseback arrangements with CCB Financial Leasing Company Limited and Jiangsu Financial Leasing Co. Ltd.

All of our vessels have been financed by Chinese leasing houses at a fixed bareboat rate with a maturity of seven years from the delivery of each vessel. This gives the Company a fixed financing cost for our vessels until the maturity of their respective leases.

Cash Flows

The table below sets forth cash flow information for the six months ended June 30, 2026 and 2025.

	Six months ended June 30,
In $ millions	2026	2025	Change	% Change
Net cash provided by operating activities	44.0	8.6	35.4	411.6%
Net cash used in financing activities	(41.6)	(3.3)	(38.3)	1160.6%
Net increase in cash and cash equivalents	2.4	5.3	(2.9)	(54.7)%
Cash and cash equivalents at beginning of period	32.4	19.4	13.0	67.0%
Cash and cash equivalents at end of period	34.8	24.7	10.1	40.9%

Operating Activities

Net cash provided by operating activities for the six months ended June 30, 2026 was $44.0 million, compared to $8.6 million in the six months ended June 30, 2025. The increase is primarily due to the increase in operating revenue by $35.4 million, and timing of working capital movements.

Investing Activities

There are no material cash flows for the six months ended June 30, 2026 and 2025. Net cash received on acquisition of subsidiary as a result of increase in ownership in Peak Maritime was $27,000 for the six months ended June 30, 2026.

Financing Activities

Net cash used in financing activities for the six months ended June 30, 2026 was $41.6 million, compared to $3.3 million in the six months ended June 30, 2025.

Net cash used in financing activities in the six months ended June 30, 2026 primarily consisted of cash distributions of $31.9 million and repayments on the sale and leaseback financings of $13.0 million, offset by net proceeds of $3.3 million from issuance of shares in connection with the exercise of employee share options.

Net cash used in financing activities in the six months ended June 30, 2025 consisted of repayments under the sale and leaseback financings of $14.0 million and under the Drew RCF of $6.0 million, and payments of cash distributions of $4.1 million, offset by net proceeds of $14.8 million from the private placement conducted in March 2025 and draw downs from the Drew RCF of $6.0 million.

Non-GAAP Financial Measures

In addition to disclosing financial results in accordance with U.S. GAAP, this report contains references to the non-GAAP financial measures, Average TCE Earnings, Gross and EBITDA. We believe that these non-GAAP financial measures provide useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independent of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business and measuring our performance.

The non-GAAP financial measure should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP. Non-GAAP measures are not uniformly defined by all companies and may not be comparable with similarly titled measures and disclosures used by other companies.

Non-GAAP Measure	Closest Equivalent to GAAP Measure	Definition	Rationale for Presentation of this non-GAAP Measure
Average TCE Earnings, Gross	Total operating revenues	Time charter revenues and voyage charter revenues, add back address commission, and divided by operational days.	Provides additional meaningful information for investors to analyze our fleets’ daily income performance.
EBITDA	Net income (loss)	Net income (loss) adjusted for: depreciation and amortization of fixed assets; total financial expenses, net; and income tax expense.
Increases the comparability of total business performance from period to period and against the performance of other companies by removing the impact of depreciation and amortization, financing and tax items.

We believe that EBITDA improves the comparability of period-to-period results and is representative of our underlying performance, although EBITDA has significant limitations, including not reflecting our cash requirements for taxes, working capital or debt service.

Non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of our operating results as reported under U.S. GAAP.

Set forth below is a reconciliation of average TCE earnings, gross to time charter revenues:

In $ millions, except per day and number of days	Six months ended June 30,
	2026	2025	Change	% Change
Time charter revenues	86.9	51.9	35.0	67.4%
Add: Address commissions	3.3	1.9	1.4	73.7%
Total time charter revenues, gross	90.2	53.8	36.4	67.7%
Fleet operational days	2,172	2,172	—	—%
Average TCE earnings, Gross	41,500	24,800	16,700	67.3%

Set forth below is a reconciliation of EBITDA to net income/(loss).

	Six months ended June 30,
In $ millions:	2026	2025	Change	% Change
Net income (loss)	29.6	(5.3)	34.9	(658.5)%
Depreciation and amortization	14.6	14.6	—	—%
Total financial expenses, net	24.3	25.5	(1.2)	(4.7)%
Income tax	—	—	—	—%
EBITDA	68.5	34.8	33.7	96.8%

Himalaya Shipping Ltd.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Operations
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Operating revenues
Time charter revenues	7	53.3	29.9	86.9	51.9
Other operating revenue		0.4	—	0.4	—
Total operating revenues		53.7	29.9	87.3	51.9

Operating expenses
Vessel operating expenses		(7.1)	(7.1)	(14.5)	(14.0)
Voyage expenses and commissions		(0.7)	(0.4)	(1.2)	(0.5)
General and administrative expenses		(1.9)	(1.5)	(3.1)	(2.6)
Depreciation and amortization	11	(7.3)	(7.3)	(14.6)	(14.6)
Total operating expenses		(17.0)	(16.3)	(33.4)	(31.7)

Operating income		36.7	13.6	53.9	20.2

Income (loss) from equity method investments	10	—	—	—	—

Financial income (expenses), net
Interest income		0.3	0.3	0.5	0.4
Interest expense		(12.4)	(12.8)	(24.8)	(25.9)
Total financial expenses, net		(12.1)	(12.5)	(24.3)	(25.5)

Net income (loss) before income tax		24.6	1.1	29.6	(5.3)
Income tax (expense) / credit	5	—	—	—	—
Net income (loss)		24.6	1.1	29.6	(5.3)
Net income (loss) attributable to non-controlling interests		—	—	—	—
Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.		24.6	1.1	29.6	(5.3)

Basic and diluted earnings (loss) per share	6	0.52	0.02	0.63	(0.12)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Comprehensive Income
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025

Net income (loss)		24.6	1.1	29.6	(5.3)

Total comprehensive income		24.6	1.1	29.6	(5.3)

Comprehensive income attributable to:
Shareholders of Himalaya Shipping Ltd.		24.6	1.1	29.6	(5.3)
Non-controlling interests		—	—	—	—

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Balance Sheets
(In $ millions except share and per share data)

	Notes	June 30, 2026	December 31, 2025
ASSETS
Current assets
Cash and cash equivalents		34.8	32.4
Trade receivables		1.2	0.7
Prepaid expenses and other current assets	8	8.1	6.6
Total current assets		44.1	39.7

Non-current assets
Equity method investments	10	—	0.4
Intangible asset	9	0.5	—
Vessels and equipment, net	11	809.2	823.8
Total non-current assets		809.7	824.2
Total assets		853.8	863.9

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities
Current portion of long-term debt	13	24.1	23.6
Trade payables	16	1.8	1.3
Accrued expenses	12	7.3	6.4
Unearned income		3.9	4.8
Other current liabilities		0.1	0.5
Total current liabilities		37.2	36.6

Non-current liabilities
Long-term debt	13	653.4	665.6
Total non-current liabilities		653.4	665.6
Total liabilities		690.6	702.2
Commitment and contingencies	15

Shareholders’ Equity
Common shares of par value $1.00 per share: authorized 140,010,000 (2025: 140,010,000) shares, issued and outstanding 47,145,000 (2025: 46,650,000) shares	17	47.2	46.7
Additional paid-in capital	17	30.3	27.4
Contributed surplus	17	18.4	50.3
Retained earnings		66.9	37.3
Non-controlling interests	9	0.4	—
Total shareholders’ equity		163.2	161.7
Total liabilities and shareholders’ equity		853.8	863.9

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

	Notes	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Cash Flows from Operating Activities
Net income (loss)		24.6	1.1	29.6	(5.3)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Non-cash compensation expense related to stock options		—	0.1	0.1	0.1
Depreciation and amortization		7.3	7.3	14.6	14.6
Amortization of deferred finance charges	13	0.6	0.6	1.3	1.3

Change in assets and liabilities (net of amounts acquired in the business combination):
Accounts receivable		0.9	0.3	0.7	0.8
Accounts payable		—	—	0.3	1.2
Accrued expenses	12	0.3	(1.5)	0.1	(1.8)
Prepaid expenses and other current assets		(0.8)	(0.6)	(1.4)	(1.8)
Unearned income and other current liabilities		1.3	1.0	(1.3)	(0.5)
Net cash provided by operating activities		34.2	8.3	44.0	8.6

Cash Flows from Investing Activities
Acquisition of subsidiary, net of cash acquired	9	—	—	—	—
Net cash used in investing activities		—	—	—	—

Cash Flows from Financing Activities
Proceeds from issuance of common shares, net of paid issuance costs	17	2.6	—	3.3	14.8
Proceeds from short-term debt from related party	16	—	—	—	6.0
Repayment of short-term debt from related party	16	—	—	—	(6.0)
Repayment of long-term debt	13	(6.3)	(7.4)	(13.0)	(14.0)
Payment of cash distributions	17	(20.2)	(3.2)	(31.9)	(4.1)
Net cash used in financing activities		(23.9)	(10.6)	(41.6)	(3.3)

Net increase (decrease) in cash and cash equivalents		10.3	(2.3)	2.4	5.3
Cash and cash equivalents at the beginning of the period		24.5	27.0	32.4	19.4
Cash and cash equivalents at the end of the period		34.8	24.7	34.8	24.7

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Cash Flows
(In $ millions except share and per share data)

Supplementary disclosure of cash flow information	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Interest paid	(11.7)	(13.7)	(23.6)	(26.2)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Himalaya Shipping Ltd.
Unaudited Consolidated Statements of Changes in Shareholders’ Equity
(In $ millions except share data)

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Non-controlling Interests	Total equity
Balance as of December 31, 2024	43,900,000	43.9	14.4	76.8	19.6	—	154.7
Issuance of common shares	2,650,000	2.7	12.4	—	—	—	15.1
Equity issuance costs	—	—	(0.3)	—	—	—	(0.3)
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(0.7)	—	—	(0.7)
Total comprehensive loss	—	—	—	—	(6.4)	—	(6.4)
Balance as of March 31, 2025	46,550,000	46.6	26.6	76.1	13.2	—	162.5
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(4.4)	—	—	(4.4)
Total comprehensive income	—	—	—	—	1.1	—	1.1
Balance as of June 30, 2025	46,550,000	46.6	26.7	71.7	14.3	—	159.3

	Number of outstanding shares	Common shares	Additional paid in capital	Contributed surplus	Retained earnings	Non-controlling Interests	Total equity
Balance as of December 31, 2025	46,650,000	46.7	27.4	50.3	37.3	—	161.7
Issuance of common shares	100,000	0.1	0.6	—	—	—	0.7
Share based compensation	—	—	0.1	—	—	—	0.1
Cash distributions to shareholders	—	—	—	(11.7)	—	—	(11.7)
Total comprehensive income	—	—	—	—	5.0	—	5.0
Balance as of March 31, 2026	46,750,000	46.8	28.1	38.6	42.3	—	155.8
Issuance of common shares	395,000	0.4	2.2	—	—	—	2.6
Non-controlling interests on subsidiary acquired	—	—	—	—	—	0.4	0.4
Share based compensation	—	—	—	—	—	—	0.0
Cash distributions to shareholders	—	—	—	(20.2)	—	—	(20.2)
Total comprehensive income	—	—	—	—	24.6	—	24.6
Balance as of June 30, 2026	47,145,000	47.2	30.3	18.4	66.9	0.4	163.2

See accompanying notes that are an integral part of these Unaudited Consolidated Financial Statements

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 1 - General Information

Himalaya Shipping Ltd. was incorporated in Bermuda on March 17, 2021. We are listed on the New York Stock Exchange and on the Euronext Oslo Bors under the ticker HSHP. Our shares started trading on Euronext Oslo Bors on June 3, 2025, following the transfer of our listing from Euronext Expand. Himalaya Shipping Ltd. was founded for the purpose of owning high-quality Newcastlemax dry bulk vessels, each with capacity in the range of 210,000 dead weight tonnes (“dwt”) which are equipped with the latest generation dual fuel LNG technology. As of June 30, 2026, we have a total of twelve vessels in operation. The Company has entered into sale and leaseback financing arrangements for its vessels which are described in Note 13.

As used herein, and unless otherwise required by the context, the term “Himalaya Shipping” refers to Himalaya Shipping Ltd. and the terms “Company”, “we”, “Group”, “our” and words of similar import refer to Himalaya Shipping and its consolidated companies. The use herein of such terms as “group”, “organization”, “we”, “us”, “our” and “its” or references to specific entities, is not intended to be a precise description of corporate relationships.

Going Concern

The unaudited consolidated financial statements have been prepared on a going concern basis.
Note 2 - Basis of Preparation and Accounting Policies

Basis of preparation

The unaudited consolidated financial statements are stated in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2025, which are included in our Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (“SEC”) on March 12, 2026. The Unaudited Consolidated Balance Sheet data for December 31, 2025 was derived from our audited annual financial statements. The amounts in the unaudited consolidated financial statements are presented in millions (with one decimal) of United States dollars ("U.S. dollar" or "$"), unless otherwise stated. The unaudited consolidated financial statements have been prepared on a going concern basis and in management's opinion, the accompanying unaudited consolidated financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of its financial position as of June 30, 2026, and its results of operations and cash flows for the three and six months ended June 30, 2026 and 2025.

Significant accounting policies

The accounting policies adopted in the preparation of the unaudited consolidated financial statements for the three and six months ended June 30, 2026 are consistent with those followed in preparation of our annual audited consolidated financial statements for the year ended December 31, 2025, except for the following which were adopted in the three and six months ended June 30, 2026:

Non-controlling interests

Investments in entities over which we directly or indirectly hold more than 50% of the voting rights are consolidated in the consolidated financial statements, unless the non-controlling interests have substantive participating rights that provide them with the ability to effectively participate in significant financial and operating decisions made in the ordinary course of business. Non-controlling interests in consolidated subsidiaries are presented as a separate component of equity in the consolidated financial statements under the line item "Non-controlling interests."

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Other revenue

Other revenue consists of management service fees for management services provided by Peak Maritime Management AS (“Peak Maritime”) (formerly 2020 Bulkers Management AS). It is recognized in the period in which the service is provided.

Intangible asset

Intangible asset comprise customer contracts and customer relationships acquired as part of the business combination (see Note 9 - Business Acquisition). Intangible asset will be amortized over an estimated useful life of 10 years.

Business combination

We evaluate acquisitions to determine whether the acquired asset meets the definition of a business under ASC 805. If substantially all of the fair value of the gross asset acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the transaction is accounted for as an asset acquisition.

Business combinations are accounted for under the acquisition method. Identifiable assets acquired and liabilities assumed are measured at their fair values at the date of acquisition. The excess of the consideration transferred over the fair values of the identifiable net assets acquired is recognized as goodwill. If the fair value of the identifiable net assets acquired exceeds the consideration transferred, a bargain purchase gain is recognized in the statement of operations in the period of acquisition. Acquisition related costs are expensed as incurred. The results of operations of acquired businesses are included from the date of acquisition.

Note 3 - Recently Issued Accounting Standards

Adoption of new accounting standards

In July 2025, the Financial Accounting Standards Board (“FASB”) issued ASU 2025-05 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. The amendments provide all entities with a practical expedient when estimating expected credit losses for current accounts receivable and current contract assets arising from transaction accounted for under Topic 606. The practical expedient assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments have no impact on our unaudited consolidated financial statements for the three and six months ended June 30, 2026.

Accounting pronouncements that have been issued but not yet adopted

The following table provides a brief description of other recent accounting standards that are applicable to the Company that have been issued but not yet adopted as of June 30, 2026:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Standard	Description	Date of adoption	Expected Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2024-03 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses	The amendments require disclosure of the amounts of below 5 categories included in each relevant expense caption:

(a) purchase of inventory;
(b) employee compensation;
(c) depreciation;
(d) intangible asset amortization; and
(e) depreciation, depletion, and amortization recognized as part of oil and gas producing activities.

	The amendment also requires disclosure of the qualitative description of the amounts remaining in the relevant expense captions that are not separately disaggregated quantitatively. In addition, disclosure of the entity’s definition of selling expenses and its total amount are required.	January 1, 2027	Under evaluation
ASU 2025-01 Income Statement - Reporting comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date	The amendment in this Update amends the effective date of Update 2024-03 to clarify that all public business entities are required to adopt the guidance in annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027.	January 1, 2027	Under evaluation
ASU 2025-03 Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity
The amendments in this Update require an entity involved in an acquisition transaction effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business to consider the factors in paragraphs 805-10-55-12 through 55-15 to determine which entity is the accounting acquirer. Entities are required to adopt the Update in annual reporting periods beginning after December 15, 2026 and interim reporting periods within those annual reporting periods.
		January 1, 2027	Under evaluation
ASU 2025-11 Interim Reporting (Topic 270): Narrow-Scope Improvements	The amendments in this update provide clarity about current requirements, the types of interim reporting, and the form and content of interim financial statements in accordance with GAAP.

	The amendments also include a disclosure principle that requires entities to disclose events since the end of the last annual reporting period that have a material impact on the entity.	January 1, 2028	Under evaluation
ASU 2025-12 Codification Improvements	The amendments represent changes to the Codification that clarify, correct errors, or make minor improvements to make the Codification easier to understand and apply.	January 1, 2027	Under evaluation
ASU 2026-02 Environmental Credits and Environmental Credit Obligations (Topic 818)	The amendments in this update improve GAAP by providing specific authoritative guidance for environmental credits and environmental credit obligations.	January 1, 2028	Under evaluation

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 4 - Segment

We have one reportable segment as our chief operating decision maker (“CODM”), being our Board of Directors, measures performance based on our overall return to shareholders based on consolidated net income as reported in our Unaudited Consolidated Statements of Operations. The CODM does not review a measure of operating result at a lower level than the consolidated group. The measure of segment assets is reported on the Unaudited Consolidated Balance Sheets as total consolidated assets. The CODM reviews quarterly variances of consolidated net income and total consolidated assets, short-term and long-term market trends and cash flow forecasts in making resource allocation decisions.

Segment revenue, profit and significant segment expenses are as follows:

(in millions of $)	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Total operating revenues	53.7	29.9	87.3	51.9
Less:
Crew costs	(4.0)	(4.0)	(8.0)	(7.9)
Other vessel operating expenses(1)	(3.1)	(3.1)	(6.5)	(6.1)
Voyage expenses and commissions	(0.7)	(0.4)	(1.2)	(0.5)
General and administrative expenses(2)	(1.9)	(1.5)	(3.1)	(2.6)
Depreciation and amortization	(7.3)	(7.3)	(14.6)	(14.6)
Interest income	0.3	0.3	0.5	0.4
Interest expense	(12.4)	(12.8)	(24.8)	(25.9)
Income tax (expense) / credit	—	—	—	—
Segment and consolidated net income (loss)	24.6	1.1	29.6	(5.3)

(1) Other vessel operating expenses include repairs and maintenance, spares, stores and consumables, lubricating oil, vessel insurance, services and subscriptions, and vessel management fees.

(2) General and administrative expenses include directors and officers’ insurance, management fees, audit and accounting fees, administrative salaries, directors’ fees, legal fees, listing fees, share based compensation costs, and other administrative expenses.

Note 5 - Income Taxes

Bermuda
Himalaya Shipping Ltd. is incorporated in Bermuda. Himalaya Shipping Ltd. has received written assurance from the Minister of Finance in Bermuda that the Company will be exempted from taxation until March 31, 2035.

On December 27, 2023, Bermuda enacted the Corporate Income Tax Act (the “CIT Act”). Entities subject to tax under the CIT Act are the Bermuda constituent entities of multi-national groups. A multi-national group is defined under the CIT Act as a group with entities in more than one jurisdiction with consolidated revenues of at least €750 million for two out of the last four fiscal years. If Bermuda constituent entities of a multi-national group are subject to tax under the CIT Act, for taxable years beginning on or after January 1, 2025, Bermuda will impose a 15% corporate income tax, as determined in accordance with and subject to the adjustments set out in the CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities).

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
While we have a tax-exempt status in Bermuda until March 31, 2035, Bermuda specifically provided that the CIT Act applies notwithstanding any assurance given pursuant to the Exempted Undertakings Tax Protection Act 1966 (the “EUTP Act”). Based on a number of operational, economic and regulatory assumptions, we do not expect to have consolidated revenue sufficient for us to fall within scope of the CIT Act in the near future. We will monitor the developments on the Bermuda internal regulations with regards to the CIT Act implementation. To the extent our consolidated revenue is sufficient for us to be within the CIT Act thresholds, we may be subject to taxation in Bermuda. If we are subject to taxation in Bermuda under the CIT act, our international shipping income may be excluded from taxation if we can demonstrate either strategic or commercial management in Bermuda.

Liberia
The vessel owning companies are not subject to tax in Liberia on international shipping income.

United Kingdom
Taxable income in the United Kingdom is generated by our UK subsidiary. The statutory tax rate in the United Kingdom as of June 30, 2026 was 25%.

Norway
Taxable income in Norway is generated by Peak Maritime Management AS (“Peak Maritime”) (formerly known as 2020 Bulkers Management AS). The corporate income tax rate in Norway as of June 30, 2026 was 22%.

Note 6 - Earnings Per Share

The computation of basic earnings (loss) per share (“EPS”) is based on the weighted average number of shares outstanding during the period. Dilutive impact of the assumed conversion of potentially dilutive instruments which are 405,000 share options outstanding as at June 30, 2026, is shown in the table below:

(in $ millions except share and per share data)	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Basic earnings (loss) per share	0.52	0.02	0.63	(0.12)
Diluted earnings (loss) per share	0.52	0.02	0.63	(0.12)

Net income (loss) attributable to shareholders of Himalaya Shipping Ltd.	24.6	1.1	29.6	(5.3)

Issued common shares at the end of the period	47,145,000	46,550,000	47,145,000	46,550,000
Weighted average number of shares outstanding for the period, basic	47,008,297	46,550,000	46,849,475	45,393,370
Dilutive impact of share options	83,337	—	379,320	—
Weighted average number of shares outstanding for the period, diluted	47,091,634	46,550,000	47,228,795	45,393,370

Diluted earnings per share in the three months ended June 30, 2025 excludes the potential effect of conversion of 1,000,000 share options outstanding as the average share price for the three months ended June 30, 2025 was below the exercise price. Diluted loss per share in the six months ended June 30, 2025 excludes the potential effect of conversion of the 1,000,000 share options outstanding as of June 30, 2025 as the share options were anti-dilutive.

Note 7 - Operating Leases

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Rental income

The components of operating lease income are as follows:

(in $ millions)	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Time charter revenues	53.3	29.9	86.9	51.9

Time charter revenues on our index-linked charters were $43.8 million and $67.4 million in the three and six months ended June 30, 2026, respectively, and $24.3 million and $44.5 million in the three and six months ended June 30, 2025, respectively.

Some of our index-linked time charters were converted to fixed rates in certain periods.

Note 8 - Prepaid Expenses and Other Current Assets

	June 30, 2026	December 31, 2025
(in $ millions)
Prepaid interest(1)	2.2	2.2
Inventory	1.9	1.7
Other prepaid expenses(2)	1.5	1.1
Prepaid insurance	1.1	0.3
Other current assets(3)	1.4	1.3
Total	8.1	6.6

(1) Prepaid interest pertains to interest paid in advance for “Mount Norefjell”, “Mount Ita”, “Mount Etna” and “Mount Blanc”. Bareboat payments on the lease for these vessels were paid in advance.

(2) Other prepaid expenses are comprised primarily of prepaid operating expenses and cash advance to crew for delivered vessels.

(3) Other current assets mainly relate to funding advanced to vessel managers.

Note 9 - Business Acquisition

On April 1, 2026, we purchased an additional 4,200 shares in Peak Maritime for total consideration of $0.1 million, increasing the Company’s total ownership in Peak Maritime to 54%. As the Company acquired a controlling financial interest in Peak Maritime, Peak Maritime has been consolidated into the Company’s financial statements from April 1, 2026.

Details of the purchase consideration and net assets acquired are as follows:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

		April 1, 2026
(in $ millions)
Fair value of previously held 40% equity interest (1)		0.3
Fair value of non-controlling interest (2)		0.4
Purchase consideration - cash		0.1
Total assumed purchase consideration		0.8
Less: Fair value of net assets acquired:
Cash	0.1
Trade receivables	0.9
Prepaid expenses and other current assets	0.3
Customer relationships	0.5
Trade payables	(0.1)
Accrued expenses	(0.9)	0.8
		—

(1) The fair value of previously held investment in Peak Maritime was recalculated based on the cash purchase price of the additional 14% equity interest acquired on April 1, 2026. There was no material difference between the fair value and the carrying value of the equity method investment.

(2) Non-controlling interest comprises 36% equity interest owned by Bruton Limited and 10% equity interest owned by 2020 Bulkers Ltd.

Revenue and profit contributions

Since April 1, 2026, Peak Maritime has contributed revenues of $0.4 million after intercompany eliminations to the Company in the three months ended June 30, 2026. Had Peak Maritime been consolidated from January 1, 2026, it would have contributed revenues of $1.0 million after intercompany eliminations for the six months ended June 30, 2026. The impact of Peak Maritime’s net profit (loss) to consolidated net profit for the three and six months ended June 30, 2026 is not material.

Had the business combination been consummated from January 1, 2025, Peak Maritime would have contributed revenues, on a pro forma basis, of $0.4 million and $0.7 million after intercompany eliminations for the three and six months ended June 30, 2025, respectively. The pro forma impact of Peak Maritime’s net profit (loss) to consolidated net profit (loss) for the three and six months ended June 30, 2025 is not material.

Note 10 - Equity Method Investment

In August 2024, we acquired 12,000 shares in Peak Maritime for total consideration of $0.3 million. The acquired shares represent 40% of the issued shares of Peak Maritime. As the Company had the ability to exercise significant influence, we accounted for this investment in Peak Maritime as an equity method investment. On April 1, 2026, we have acquired an additional 14% interest in Peak Maritime and have consolidated the company since that date.

The table below sets forth the carrying value of our equity method investment:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

	June 30, 2026	December 31, 2025
(in $ millions)
Opening balance	0.4	0.3
Share options expense to employees of acquiree (1)	—	0.1
Equity in net income (loss) (2)	—	—
Dividends received (3)	(0.1)
Step acquisition and consolidation from April 1, 2026 (note 9)	(0.3)	—
Closing balance	—	0.4
(1) This pertains to 40% of the share options granted by the Company to employees of 2020 Bulkers Management.

(2) Equity in net loss from equity method investment for the three months ended March 31, 2026 amounted to $6,000.

(3) This pertains to dividends declared by Peak Maritime in the three months ended March 31, 2026 and paid in May 2026.

Note 11 - Vessels and Equipment, net

	As of and for the six months ended June 30, 2026	As of and for the year ended December 31, 2026
(in $ millions)
Cost
At January 1	888.6	888.6
At end of the period	888.6	888.6

	As of and for the six months ended June 30, 2026	As of and for the year ended December 31, 2026
(in $ millions)
Depreciation
At January 1	(64.8)	(35.6)
Charge for the period	(14.6)	(29.2)
At end of the period	(79.4)	(64.8)

Net book value at end of the period	809.2	823.8

During the six months ended June 30, 2026, we considered whether indicators of impairment existed that could indicate that the carrying amounts of our vessels may not be recoverable as of June 30, 2026 and concluded that no such events occurred.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
Note 12 - Accrued expenses

Accrued expenses comprise of:

	June 30, 2026	December 31, 2025
(in $ millions)
Accrued interest(1)	4.4	4.6
Accrued operating expenses	1.4	0.8
Other accrued expenses (2)	1.5	1.0
Total	7.3	6.4

(1) Accrued interest pertains to unpaid interest on the sale and leaseback financing for “Mount Bandeira”, “Mount Elbrus”, “Mount Hua”, “Mount Matterhorn”, “Mount Neblina”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”. Bareboat payments on the leases for these vessels are paid in arrears.

(2) Other accrued expenses include accruals for commissions, audit fees, legal fees and management fees.

Note 13 - Debt

Our total debt, consisting of finance leases relating to our vessels, is set forth in the table below.

	Financing company	June 30, 2026	December 31, 2025
(in $ millions)
Vessel financing (Mount Norefjell)	AVIC	55.2	56.2
Vessel financing (Mount Ita)	AVIC	55.2	56.2
Vessel financing (Mount Etna)	AVIC	55.6	56.8
Vessel financing (Mount Blanc)	AVIC	55.5	56.7
Vessel financing (Mount Matterhorn)	CCBFL	57.2	58.3
Vessel financing (Mount Neblina)	CCBFL	57.3	58.3
Vessel financing (Mount Hua)	Jiangsu	58.4	59.5
Vessel financing (Mount Bandeira)	Jiangsu	58.4	59.5
Vessel financing (Mount Elbrus)	CCBFL	58.2	59.3
Vessel financing (Mount Denali)	CCBFL	58.8	59.8
Vessel financing (Mount Aconcagua)	CCBFL	58.9	60.0
Vessel financing (Mount Emai)	CCBFL	58.9	60.0
Total debt, gross		687.6	700.6
Less: Deferred finance charges		(10.1)	(11.4)
Total debt, net of deferred finance charges		677.5	689.2
Less: Current portion of long-term debt, net of deferred finance charges		(24.1)	(23.6)
Long-term debt, net of deferred finance charges		653.4	665.6

The total debt, gross of deferred finance charges, as of June 30, 2026, is repayable as follows:

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Year ending December 31
(in $ millions)
2026 (remaining six months)	13.1
2027(1)	27.6
2028	29.6
2029	31.5
2030	303.6
Thereafter	282.2
Total debt, gross	687.6

(1) $13.5 million repayable in the six months ended June 30, 2027.

AVIC International Leasing Co., Ltd. (“AVIC”) – Sale and leaseback financing arrangements

The Company has seven-year sale and leaseback arrangements with AVIC for “Mount Norefjell”, “Mount Ita”, “Mount Etna”, and “Mount Blanc”, which are accounted for as financing transactions due to the fixed price purchase options and the cash penalty of $25.0 million per vessel for not exercising any of the purchase options. The arrangements include purchase options each year from year 3 to year 7.

In addition, AVIC partially financed the cost of installing scrubbers on the above vessels amounting to $2.2 million for each vessel which was repayable in advance in 12 quarterly installments plus interest calculated as Overnight SOFR plus a margin of 4.5% and credit adjustment spread of 0.26161% from July 1, 2023. The last installment on the scrubber financing was paid in the first quarter of 2026.

Under the relevant financing agreements, payment of dividends or making of other distributions from each relevant subsidiary to the Company will only be allowed if immediately following such payment or distribution there will be maintained in the bank account an amount no less than the higher of (a) $3.6 million and (b) the aggregate of the bareboat rate under the facility and the operating expenses for the vessel that are payable within the next six months.

CCB Financial Leasing Co., Ltd. (“CCBFL”) – Sale and leaseback financing arrangements

The Company has seven-year sale and leaseback arrangements with CCBFL for “Mount Matterhorn”, “Mount Neblina”, “Mount Elbrus”, “Mount Denali”, “Mount Aconcagua” and “Mount Emai”, which are accounted for as financing transactions due to the fixed price purchase options. The arrangements include purchase options each year from year 3 of $56.0 million, declining to $46.0 million after year 7.

Jiangsu Financial Leasing Co. Ltd (“Jiangsu”) – Sale and leaseback financing arrangements

The Company has seven-year sale and leaseback arrangements with Jiangsu for “Mount Bandeira” and “Mount Hua” accounted for as financing transactions due to the fixed price purchase options. The arrangements include purchase options each year from year 3 of $56.0 million, declining to $46.0 million after year 7.

Each of our eight subsidiaries under our sale and leaseback arrangements with CCBFL and Jiangsu has been required to maintain a minimum cash balance equivalent to the bareboat hire payable within the next three months which amounts to approximately $1.5 million per vessel. As of June 30, 2026, the Company is required to maintain a total minimum cash balance of $12.3 million, which are included in cash and cash equivalents as there are no legal restrictions on the bank account.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
The bareboat rate per day under the sale and leaseback arrangements is fixed for the bareboat period and the average bareboat rate per day for the sale and leaseback arrangements with AVIC, CCBFL and Jiangsu is $16,567. The Company has classified the estimated amortization of the bareboat payments due within twelve months from June 30, 2026 as “Current portion of long-term debt” on the Unaudited Consolidated Balance Sheet.

Drew Holdings Limited. (“Drew”) – Revolving Credit facility

The Company has a $10.0 million Revolving Credit Facility agreement with Drew, which is a significant shareholder in the Company. Refer to Note 16 - Related Party Transactions for details on the terms of the agreement with Drew.

As of June 30, 2026 and December 31, 2025, we were in compliance with all of our covenants in each of our financing arrangements to the extent applicable.

Note 14 - Financial Instruments

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair values as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments as of June 30, 2026 and December 31, 2025 were as follows:

		June 30, 2026		December 31, 2025
(in $ millions)	Hierarchy	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents (1)	Level 1	34.8	34.8	32.4	32.4
Liabilities
Current portion of long-term debt (2)(3)	Level 2	26.6	26.6	26.1	26.1
Long-term debt (2)(3)	Level 2	703.7	661.0	716.3	674.5

(1) All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash. Thus, carrying value is a reasonable estimate of fair value.

(2) Fair value of current portion of long-term debt and long-term debt have been corroborated using discounted cash flow model and market interest rates as of June 30, 2026 and December 31, 2025.

(3) Our debt obligations are recorded at amortized cost in the Unaudited Consolidated Balance Sheets. The amounts presented in the table are gross of deferred finance charges amounting to $10.1 million (of which $2.5 million is classified as current) and $11.4 million (of which $2.5 million is classified as current) as of June 30, 2026 and December 31, 2025, respectively.

The carrying amounts of accounts receivable, funding to vessel managers, accounts payable and accrued expenses approximated their fair values as of June 30, 2026 and December 31, 2025 because of their near term maturity and are classified as Level 1 within the fair value hierarchy.

There have been no transfers between different levels in the fair value hierarchy during the periods presented.

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements

Note 15 - Commitments and Contingencies

	June 30, 2026	December 31, 2025
(in $ millions)
Book value of vessels and equipment, net secured against Total debt, gross (1)	809.2	823.8
Total	809.2	823.8

(1) Legal owner of the vessels are the respective leasing companies, see note 13.

Contingencies

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A contingent liability will be recognized in the consolidated financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Guarantee

We issued a performance guarantee to the vessel manager of the “Mount Elbrus” as security for the performance of its obligations under the European Union Emissions Trading System (“EU ETS”) Scheme up to a maximum liability of $0.5 million. The vessel owner is responsible for providing such emission allowances to the vessel manager. The vessel manager is responsible for calculation of emission allowances and surrendering these to the administering authority of the EU ETS Scheme.

Note 16 - Related Party Transactions

Drew and Magni Partners (Bermuda) Ltd.(“Magni”)

Drew is considered a related party due to its significant ownership in the Company and Magni is considered a related party as a result of being an affiliate of Drew. As of June 30, 2026, Drew holds 27.6% of the Company’s outstanding common shares.

The Company has a $10.0 million revolving credit facility with Drew. The facility includes a commitment fee of 1% per annum on any undrawn amount from January 1, 2026 to the end of the availability period, and charges interest at the Term Secured Overnight Financing Rate (“SOFR”) plus a 6.5% margin per annum. The facility is available to drawdown until December 31, 2026, and the latest repayment date is December 31, 2027.

In the six months ended June 30, 2026, the Company has not drawn down from the revolving credit facility. The Company has $10.0 million available to draw down from this facility until the end of December 2026.

Corporate support agreement

The Company has a corporate support agreement with Magni. As Magni indirectly held a controlling interest at the time the Corporate Support Agreement was entered into, the Company has treated the Corporate Support Agreement as a related party agreement.

Peak Maritime Management AS (“Peak Maritime” and formerly known as 2020 Bulkers Management AS)

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
In February 2023, the Company signed an agreement with Peak Maritime, replacing a similar management agreement entered into in October 2021. Pursuant to the management agreement, Peak Maritime provides us with certain operational, commercial and management services. The Company is required to pay Peak Maritime a management fee subject to annual estimates and calculated, based on, among other things, expected activity level of the Company and the expected scope of services to be provided by Peak Maritime in relation to the Company in that year. The management fee is payable quarterly, in four equal tranches. Such management fee shall equal certain costs, based on the sum of (i) the direct payroll costs allocated to the performance of the services under the management agreement, marked-up by a margin of 13%, and (ii) certain shared costs corresponding to infrastructure costs in such year related to the performance of such services. The management fee will be adjusted annually to account for the difference between estimated and actual costs incurred in such year. The management agreement has an indefinite term and can be terminated by either party upon one month’s notice.

Peak Maritime became a related party from August 29, 2024 upon the Company’s acquisition of 40% of the issued shares in Peak Maritime. Management fees paid to Peak Maritime of $0.7 million was recognized under “General and administrative expenses” in the unaudited consolidated statement of operations in the three months ended March 31, 2026. Management fees paid to Peak Maritime of $0.3 million and $0.8 million was recognized under “General and administrative expenses” in the unaudited consolidated statement of operations in the three and six months ended June 30, 2025, respectively. As of December 31, 2025, the Company had $0.3 million payable to Peak Maritime presented under “Trade payables” in the unaudited consolidated balance sheet.

Following the Company’s purchase of an additional 4,200 shares in Peak Maritime which increased the Company’s total ownership in Peak Maritime to 54% effective on April, 1, 2026, the Company obtained a controlling financial interest in Peak Maritime. Peak Maritime has been consolidated into the Company’s financial statements from April 1, 2026.

Note 17 - Equity

The authorized share capital of the Company as of June 30, 2026 and December 31, 2025 is $140,010,000 represented by 140,010,000 authorized common shares, par value $1.00 each (“common shares”).

Share Issuances

In February 2026, in connection with the exercise of employee share options under our share option program, the Company issued 100,000 common shares at an exercise exercise price of $6.76 per share.

In April 2026, in connection with the exercise of employee share options under our share option program, the Company issued 220,000 common shares at an exercise price of $6.70 per share.

In May 2026, in connection with the exercise of employee share options under our share option program, the Company issued 175,000 common shares at an exercise price of $6.49 per share.

Cash Distributions

The following cash distributions were declared in the six months ended June 30, 2026:

Relevant period	Declaration date	Amount per share (in $)	Payment date
December 2025	January 8, 2026	0.13	January 27, 2026
January 2026	February 9, 2026	0.06	February 27, 2026
February 2026	March 5, 2026	0.06	March 25, 2026
March 2026	April 7, 2026	0.06	April 27, 2026
April 2026	May 6, 2026	0.15	May 26, 2026
May 2026	June 8, 2026	0.22	June 26, 2026

Himalaya Shipping Ltd.
Condensed Notes to the Unaudited Consolidated Financial Statements
The above cash distributions were made from the Company's Contributed Surplus account.

Note 18 - Subsequent Events

On July 7, 2026, the Board approved a cash distribution for June 2026 of $0.22 per share for shareholders of record as of July 20. 2026.

On August 10, 2026, the shareholders, at a Special General Meeting, approved the transfer of $28.5 million to the Company’s Contributed Surplus Account from the Company's Share Premium account (Additional paid-in capital in the Company’s Consolidated Statement of Changes in Shareholder’s Equity).

On August 10, 2026, the Board approved a cash distribution for July 2026 of $0.22 per share for shareholders of record as of August 21. 2026.